Filed by U.S. Home & Garden Inc. pursuant to
                                    Rule 425 of the Securities Act of 1933 and also deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934. Subject
                                    Company: U.S. Home & Garden Trust I
                                    Commission File No.: 005-57279

                                               Kevin McGrath, Investor Relations
                                               Cameron Associates
                                               212.245.4577
                                               kevin@cameronassoc.com

              U.S. HOME & GARDEN ANNOUNCES AGREEMENT TO SELL ASSETS
                               TO MANAGEMENT GROUP

      San Francisco, California (December 12, 2002) . . . U.S. Home & Garden Inc. (Nasdaq: USHG) today announced that its Board of Directors has approved and the Company has signed a definitive agreement providing for the sale by its subsidiaries of substantially all of their assets to a management group led by Dick Grandy. Dick Grandy is COO of the Company.

      Under the terms of the agreement, a new entity owned by the management group will acquire substantially all of the assets and assume substantially all of the liabilities of Easy Gardener, Inc. and its subsidiaries, Easy Gardener, UK, Weatherly Consumer Products Group, Inc and Weatherly Consumer Products, Inc. and Ampro Industries, Inc. The new company will also assume the obligations of the parent company, USHG, to make monthly payments to U.S. Home & Garden Trust I (Amex: UHG-pa) Trust Preferred Security holders. The transaction is subject to the approval of the holders of the Trust Preferred Securities and a proxy statement seeking such approval is being filed with the SEC as part of a registration statement that is subject to SEC review and effectiveness. The proposed sale is subject to a number of additional conditions including the buyer obtaining the required financing and the USHG Board of Directors receiving an acceptable final fairness opinion from the Company's financial advisor on this transaction.

      Management anticipates that the proposed sale transaction will be completed on or before March 15, 2003 and the Asset Purchase Agreement provides that the proposed transaction must be completed on or before June 30, 2003.

      The gross purchase price for the assets, excluding the assumed liabilities (the acquired subsidiaries' existing credit facility and term loan and the approximately $57 Million currently outstanding under the Trust Preferred Securities), is $19,272,500. After subtracting costs of the transaction, the Company will receive minimum net cash of $18,700,000 upon the following terms: net cash of between $17,900,000 and $18,200,000 at the closing and an additional cash payment of between $500,000 and $800,000 on or before December 31, 2003.

      USHG has retained a financial advisor to assist the company in evaluating strategic alternatives, including merger opportunities, which might be available to the Company upon completion of this proposed transaction.

      Commenting on the proposed transaction, Robert Kassel, Chairman and CEO of USHG, said, "Over the past several months, our Board of Directors has considered various alternatives and offers to maximize shareholder value, including possible strategic alliances and the sale of the Company. We are excited about the management buyout transaction because it allows the


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Company to realize a significant premium, on a per share basis, from the sale of its operating businesses, while, at the same time, giving the Company the ability to seek a potential alliance or merger opportunity to further add to shareholder value. We believe that a challenging capital market, particularly the initial public offering market, has created an attractive pipeline of potential alliance or merger candidates in promising industries. The retained Golden West subsidiary will continue to generate revenues. We are considering the future of this subsidiary as well."

      About U.S. Home & Garden Inc.

      U.S. Home & Garden Inc. is a leading manufacturer and marketer of a broad range of consumer lawn and garden products including weed preventative landscape fabrics, fertilizer spikes, decorative landscape edging, shade cloth and root feeders which are sold under various recognized brand names including Weed Block(R)", Jobe's(R), Emerald Edge(R), Shade Fabric(TM) Ross(R)" and Easy Gardener(R). The Company markets its products through most large national home improvement and mass merchant retailers.

      To learn more about U.S. Home & Garden Inc., please visit its web site at www.ushg.com.

      "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

      Certain statements contained in this press release that are not historical facts are forward looking statements that involve a number of known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievement expressed or implied by such forward looking statements. These risks and uncertainties include, but are not limited to, the ability of the Company to successfully integrate any future businesses or product lines acquired into existing operations, the Company's growth strategy, customer concentration, outstanding indebtedness, dependence on weather conditions, seasonality, expansion, and other activities of competitors, changes in federal or state environmental laws and the administration of such laws, protection of trademarks and other proprietary rights, the general condition of the economy, the general effect of the slowdown of the economy on the Company's operations, its ability to achieve the financial objectives discussed in this release, and other risks detailed in the Company's Securities and Exchange Commission filings. The words "anticipate", "expect", and "intend", and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Additional Important Information

      This release does not constitute an offer of sale of any securities in any jurisdiction. A registration statement on Form S-4 relating to the proposed transaction is expected to be filed with the Securities and Exchange Commission. A proxy statement/prospectus relating to the proposed sale of assets will be included in the registration statement and will be mailed to holders of Trust Preferred Securities of U.S. Home & Garden Trust I who are entitled to vote on the transaction, when it becomes available. Holders of Trust Preferred Securities of the Trust and potential investors are invited to read the proxy statement/prospectus regarding the proposed sale of assets since it will contain important information regarding the proposed transaction. Holders of Trust Preferred Securities of the Trust and prospective investors may obtain a copy of the proxy statement/prospectus which will be delivered, when it becomes available, to holders of Trust Preferred Securities who are voting on the proposed sale of assets, free of charge from the Securities and Exchange Commission's website at http://www.sec.gov. The proxy statement/prospectus may also be obtained, when it becomes available, from U.S. Home & Garden Inc. free of charge by directing such requests to U.S. Home & Garden Inc.'s Corporate Secretary at 655 Montgomery Street, Suite 500, San Francisco, California 94111 or by calling U.S. Home & Garden Inc.'s Corporate Secretary at (415) 616-8111. U.S. Home &


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Garden Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from holders of Trust Preferred Securities of the Trust with respect to the approval of the proposed sale of assets. Information regarding such officers and directors, including their direct or indirect interests in the proposed sale of assets arising from their securities holdings or otherwise, will be set forth in or incorporated into the proxy statement/prospectus.


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